VIA FACSIMILE: 202-772-9218
---------------------------

January 17, 2008

Ms. Angela Crane
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
100 F Street N.E.
Washington, D.C. 20549

       Re:     Hypertension Diagnostics, Inc.  EIN: 41-1618036
               Form 10-KSB for the fiscal year ended June 30, 2007 Filed September 27, 2007
               File No. 000-24635

Dear Ms. Crane:

This letter is Hypertension Diagnostics, Inc.'s response to your January 14, 2008 letter in which you commented concerning the Critical Accounting Policies in the Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29 on Form 10-KSB for the fiscal year ended June 30, 2007.

In this letter, we have provided our responses in the same outline sequence used in your letter.

1. In our results of operations for fiscal year ended June 30, 2003, we included an $850,000 inventory write-down. At that time, our business model focused on renting our units to our customers. Rental units placed in service are reflected as fixed assets in our balance sheet, and related depreciation of the units is reflected as cost of goods sold. Sales of our finished product were not significant at that time. In accordance with ARB 43, Chapter 4, Statement 5, a departure from the cost basis of pricing the inventory is required when the utility of the goods is no longer as great as its cost. At June 30, 2003, substantially all inventories on hand were raw materials acquired for future use in one primary finished product. Inventory levels were sufficient to provide sales of our product for many years into the future, based on current sales levels, without need for additional materials purchases. We determined in fiscal year 2003 that the market value for the finished product was significantly lower than related cost of raw materials acquired for finished good assembly. ARB 43, Chapter 4, Paragraph 11 suggests that if only one end-product category exists, application of lower of cost or market valuation may be appropriate against the total stock. The company recorded an $850,000 reserve against inventory

Ms. Angela Crane                                                January 17, 2008
Page 2 of 4


     of $1,182,241 to reflect the market value of the inventory. In the fiscal year ending June 30, 2005, we changed our business model to include selling rental units to our existing rental and new customers. As discussed in paragraph one of page 31 of our Form 10-KSB for the fiscal year ended June 30, 2007, our revised business model results in the majority of our revenue coming from sales of rental units, with limited rental income. This revised model results in a greater relief of inventory, at original costs offset by reserves taken in 2003, into cost of goods sold at inventory's current net realizable value. In fiscal year 2007 there were seven new units sold or 10.6% of the 66 total units sold that year. As a result, assembly of new units is limited and is only performed when a sales order for a new unit is received. Historically, we have not had in-process or finished goods as of our reporting dates because it takes a few hours to assemble a new unit and the unit is shipped to the customer within 48 hours of assembly.

          -- The inventory write-down for fiscal year ended June 30, 2003 was carefully contemplated in relation to the limited unit sales or rental placements for the then current and the prior two fiscal years. In accordance with ARB 43, Chapter 4, Paragraph 8, the company took an $850,000 reserve against inventory of $1,182,241 reflecting the market value of the inventory. Management utilized total end products equivalent on-hand as rationale for recording and determining the amount of the inventory charge.

          -- The Company only has one category of end-products for sale to our customers. As a result, we only have one category of raw material products for all of our units, and the materials are representative of those used in products we produce for the majority of our customers.

          -- The Company only has one category of inventory. As shown on page 32 of our Form 10-KSB for the year ended June 30, 2007, the inventory write-down initially taken was $850,000. The total inventory cost after the write-down was $332,241 at June 30, 2003. The write-down was based on an estimate of the market value of raw materials in inventory based on the Company's historical unit sales and end-product unit equivalents on-hand.

          -- The Company only has one category of inventory. Our entire inventory is composed of raw materials at June 30, 2007. There are no in-progress or finished goods. When we receive an order of a new unit, it is on a made to order basis and the raw materials are assembled and shipped within 48 hours of assembly. Raw materials on hand at June 30, 2007 are $288,208.

          -- Gross margins are affected by the write-down of raw materials that occurred in the year ended June 30, 2003. As we have disclosed on page 32 of our Form 10-KSB for the fiscal year ended June 30, 2007, a portion of the previously recorded write-down is adjusted with sales of inventory. The adjustment has a direct impact on gross profit margins. The following disclosure found on page 32 of our Form 10-KSB for the fiscal year ended June 30, 2007 discloses the effect on cost of sales, and as a result, gross profit margins:

Ms. Angela Crane                                                January 17, 2008
Page 3 of 4


                                                    Fiscal Year Ended June 30
                                                 -------------------------------
                                                      2007             2006
                                                 --------------   --------------
               Cost of Sales                      $   189,262      $   188,936
               Inventory Reserve Adjustment          (122,849)         (98,489)
                                                 --------------   --------------
               Cost of Sales, as reported         $    66,413      $    90,447
                                                 ==============   ==============


               Revenues, costs of sales and gross profit as disclosed on page 40 of our Form 10-KSB for the fiscal year ended June 30, 2007 are as follows:



                                            Fiscal Year Ended June 30
                               -----------------------------------------------
                                    2007           %         2006           %
                               -----------------  ---   -----------------  ---
               Revenue           $ 1,878,840              $ 1,789,546
               Cost of Sales          66,413      3.5%         90,447      5.1%
                               -----------------        -----------------
               Gross Profit      $ 1,812,427     96.5%    $ 1,699,099     94.9%
                               =================        =================


               Gross profit without adjustment to the inventory reserve would be $1,689,578 for the year ended June 30, 2007.



2. Our selling, general and administrative expenses were $2,381,310 for the fiscal year 2007, including royalties, depreciation and amortization and salaries. The Company recognizes that depreciation and amortization of property and equipment utilized in the production and assembly of new units should be recorded in cost of sales. The production and assembly of new goods is limited due to limited sales of these units. In addition, limited property and equipment is utilized in the production area of Company occupied space. The equipment that is used for testing and assembly of new units for sale has been fully depreciated in reporting periods prior to the year ended June 30, 2007. As a result and in consideration of materiality, the Company does not reflect depreciation of property and equipment utilized in the production area for new units in cost of sales because such property and equipment has minimal net book value. The Company recognizes that costs incurred related to the production and assembly of units should be capitalized and expensed under the caption cost of sales. The Company's assembly and production of new units is limited and does not require significant labor involvement, generally less than 5 man hours. The Company has not recorded royalties, consultant costs or salaries of employees in cost of sales. The Company feels that costs in these categories subject to capitalization are not material to the overall financial statements. The expenses incurred related to outside consultants were associated with regulatory and product market exploration, including maintenance of ISO 13485:2003 certification and quality systems to allow sales in the United States and in other countries. We have chosen to outsource our Quality System and regulatory affairs functions. These consultants are not directly associated with manufacturing. We do not feel costs related to royalties should be capitalized in inventory. As a result, we have reflected these costs in selling, general and administrative expenses.

Ms. Angela Crane                                                January 17, 2008
Page 4 of 4


We acknowledge that:
          o the Company is responsible for the adequacy and accuracy of the disclosure in the filings
          o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
          o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.


Please feel free to contact me for additional questions by phone at:
651-687-9999 x112 or by email at moneill@hdii.com.

Sincerely,



Mark P. O'Neill
Manager of Finance and Accounting

cc:  Andri Boerman
     Martin James